UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A
April 28, 2006	Por un Chile Líder

I Quarter 2006 Results

Highlights I Quarter 2006

•	Net revenues remained constant year over year on Ch$376,279 million (US$715.1 million).
•	Gross income up 1.7%, gross margin rose 50 bp. from 27.4% in 2005 to 27.9% in 2006.
•	Operating income down 22.4% to Ch$12,126 million (US$23.0 million) profit, operating margin dropped 90 bp. to 3.2% of revenues.
•	12.5% decrease in EBITDA. EBITDA margin decreased 100 bp. to 6.7% of revenues.
•	46.1% decrease in net profit to Ch$5,319 million (US$10.1 million) representing 1.4% of revenues.
•

New store openings in the quarter: 1 LIDER store in Copiapo, III Region (5,859 m2 of sales area) and one LIDER Vecino store in Linares, VII Region (4,200 m2). Additionally, during the course of the second quarter 2006, two LIDER Express stores were opened: Temuco Centro in the IX Region (480 m2) and Huérfanos in the Metropolitan Region (downtown Santiago, 1,039 m2). Total sales area at March 31, 2006 increased by 7.8% to 436,185 m2 compared to 404,467m2 of sales area at March 31, 2005.

•	Capex (investment in buildings, land and infrastructure) for the period amounted to US$31.4 million.
•	Financial debt as of March 31, 2006 totaled US$712.7 million, 69.4% short term and 52.9% in public offering instruments (bonds and commercial papers).
•	Presto outstanding receivables increased by 25.6% to Ch$192,181 million (US$365.2 million from Ch$152,977 million (US$290.7 million) at the same date in 2005.
•	Number of Presto cards in good standing increased by 13.3% to 1.5 million accounts.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
(562) 484 7757

Roberto Vergara
rvergara@dys.cl
(56 - 2) 484 7764

Material Events for The Period

No material events have been reported during the first quarter of the current year.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2006 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$526.18).

Distribución y Servicio D&S S.A
I Quarter 2006 Results

First Quarter 2006 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

First Quarter Consolidated Results

	2006			2005			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	314,619	597.9	83.6%	319,363	606.9	84.8%	-1.5%
Other Income	61,661	117.2	16.4%	57,251	108.8	15.2%	7.7%
Net revenues	376,279	715.1	100.0%	376,614	715.8	100.0%	-0.1%
Cost of sales	271,247	515.5	72.1%	273,351	519.5	72.6%	-0.8%
Gross Income / Margin	105,032	199.6	27.9%	103,263	196.3	27.4%	1.7%
Recurring Operating Expenses	79,322	150.8	21.1%	74,303	141.2	19.7%	6.8%
Start-up Expenses	373	0.7	0.1%	5	0.0	0.0%	7367.3%
Total Operating Expenses (SG&A)	79,696	151.5	21.2%	74,308	141.2	19.7%	7.3%
EBITDA	25,337	48.2	6.7%	28,955	55.0	7.7%	-12.5%
Depreciation	13,211	25.1	3.5%	13,329	25.3	3.5%	-0.9%
Total Operating Expenses	92,906	176.6	24.7%	87,636	166.6	23.3%	6.0%
Operating Income	12,126	23.0	3.2%	15,627	29.7	4.1%	-22.4%
Financial Expenses	(5,080)	(9.7)	-1.4%	(4,241)	(8.1)	-1.1%	19.8%
Other Non-operating Income (Expenses)	(105)	(0.2)	0.0%	(34)	(0.1)	0.0%	211.0%
Monetary Correction	(550)	(1.0)	-0.1%	(139)	(0.3)	0.0%	296.5%
Non-Operating Income	(5,736)	(10.9)	-1.5%	(4,413)	(8.4)	-1.2%	30.0%
Income before Tax	6,391	12.1	1.7%	11,213	21.3	3.0%	-43.0%
Income Tax	(1,081)	(2.1)	-0.3%	(1,429)	(2.7)	-0.4%	-24.3%
Minority Interest	10	0.0	0.0%	(13)	(0.0)	0.0%	-175.6%
Income	5,319	10.1	1.4%	9,771	18.6	2.6%	-45.6%
Amortization of Goodwill		0.0	0.0%	92	0.2	0.0%	-100.0%

Net Income	5,319	10.1	1.4%	9,863	18.7	2.6%	-46.1%

Currency of Mar 2006, exchange rate US$=Ch$526.18

For the first quarter 2006, net revenues remained constant (0.1% decrease) compared to the same period in 2005 amounting to Ch$376,279 million (US$715.1 million). This is the result of the 5.8% decrease in same store sales, which is partially offset by the new sales contributed by the new LIDER and Farmalider stores opened in the period April 2005 to March 2006, finally showing a 1.5% decrease in total Company sales compared to figures recorded in the first quarter of 2005. Other revenues from commercial, logistic, real estate and financial services operations increased by 7.7%. Gross income increased 1.7% to Ch$105,032 million (US$199.6 million) while gross income margin rose to 27.9% from 27.4% (50 bp. increase) in the same quarter of 2005. This increase is mainly attributable to the 31.7% increase in revenues from the PRESTO financial services division and to a higher share of private label products in mass consumption products - 17.0% growth in private label sales compared to the same period in 2005. Selling and administrative expenses for this period increased by 6.0% totaling Ch$92,906 million (US$176.6 million) representing 24.7% of revenues, compared to Ch$87,636 million (US$166.6 million) equivalent to 23.3% of revenues in the first quarter 2005. This is attributable to the nine new stores opened during the period April 2005-March 2006: three LIDER Vecinos in the cities of Talagante, Ovalle and Linares, four LIDER Express stores in the cities of Arica, Temuco, Puerto Varas and Punta Arenas, one LIDER hypermarket in Copiapó and one LIDER store reopened (formerly Carrefour Velázquez closed in June 2004).

2006 Compared to 2005- First Quarter

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Operating income decreased by 22.4% amounting to Ch$12,126 million (US$23.0 million) compared to operating profit of Ch$15,627 million (US$29.7 million) for the same period in 2005. Operating margin dropped by 90bp. to 3.2% of revenues in the first quarter 2006 from 4.1% in the first quarter of 2005. EBITDA for this quarter decreased by 12.5% compared to the same period in 2005, totaling Ch$25,337 million (US$48.2 million) equivalent to 6.7% of revenues, a 100 bp decrease compared to EBITDA margin of 7.7% in the first quarter of 2005. Non-operating income showed a 30.0% loss increase to Ch$5,736 million loss (US$10.9 million) compared to Ch$4,413 million (US$8.4 million) of loss in the same period in 2005. This is explained by higher 19.8% higher financial expenses resulting from the Company’s higher indebtedness and higher interest rates on debt.

Net income decreased by 46.1% amounting to Ch$5,319 million (US$10.1 million) representing 1.4% of revenues compared to results for the same period in 2054 when the Company recorded a net profit of Ch$9,863 million (US$18.7 million) equivalent to 2.6% of revenues.

Net revenues for the first quarter 2006 were Ch$376,279 million (US$715.1 million), remaining constant compared to Ch$376,614 million (US$715.8 million) for the same period in 2005. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

Net Revenues

	First Quarter

(in millions of constant Ch$)	2006	2005	% change

Total Retail Sales: LIDER and Farmalider	314,619	319,363	-1.5%
Other commercial income (including logistic revenues)	38,556	38,653	-0.3%
Sub-Total: Retail Revenues (LIDER and Farmalider)	353,175	358,016	-1.4%
Retail Formats Revenues	353,175	358,016	-1.4%
Financial services	18,576	14,101	31.7%
Others revenues (real estate)	4,527	4,497	0.7%

Total Net Revenues	376,279	376,614	-0.1%

The composition of net revenues is explained as follows:

•

Retail formats (LIDER and Farmalider): The Company recorded a 1.4% decrease in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$353,175 million (US$671.2 million) during the first quarter 2006 compared to Ch$358,016 million (US$680.4 million) during the same period of 2005.

Distribución y Servicio D&S S.A
I Quarter 2006 Results

This decrease is explained by the 5.8% drop in same store sales which is attributable on one hand to increased competition from our own stores (cannibalization), from other supermarket chains and from players in other retail sectors such as department stores, pharmacies, etc. This is also attributable to a certain slowdown detected in the retail sector. As informed by the National Chamber of Commerce “during the first quarter 2006 the retail sector accumulated an increase of 3.3% in total sales, a figure that is significantly lower than the average recorded in 2005 (5.2%) and the average quarterly variations recorded during such year, which confirms the slowdown in retail activity that started on the second half of 2005; a situation related to the weakening of demand” (Wednesday April 26, El Mercurio newspaper). Despite the significant expansion of the supermarket industry in terms of sales area during the course of 2005 and 2006, traditional supermarkets present total sales growth of only 5.6% in March of 2006. All this is reflected in the 8.3% decrease in same store sales of groceries during the quarter compared to figures for the same period the previous year and in the 9.5% decrease of non-food same store sales registered in the Company stores. At the same time, the format that shows the greatest impact in SSS during the first quarter is the hypermarket format with a greater weight of non-food items in the total sales figures.

The drop in same store sales was partially offset by the new sales originated in new stores (a total of nine) that represent 31,719 m2 of additional selling area, which increased from 404,467 m2 at March 31, 2005 to 436,186 m2 at the same date in 2006. It is worth mentioning that two of these new stores did not contribute sales on the full quarter. Such is the case of LIDER Copiapó, opened on January 27, 2006 and LIDER Vecino Linares, opened on the last day of March 2006.

Consistent with the above, other commercial and logistic revenues present a slight decrease compared to the same period of the previous year.

Sales from new LIDER and FarmaLider stores represent 5.6% of the total sales, while same store sales correspond to 94.4% of the total sales for the first quarter of 2006.

•

Financial Services Division. A 31.7% increase in revenues derived from the financial division amounting to Ch$18,576 million (US$35.3 million) during the first quarter of 2006 compared Ch$14,101 million (US$26.8 million) in the same quarter in 2005. This is attributable on one hand to the increased number of accounts in good standing and active accounts at period end compared to the same date the previous year, and to increased use of the Presto card by customers, which is reflected in the 15% growth of the average charge per account, resulting in turn in increased credit receivables and interest revenues.

•

Other Income (Real estate). Other revenues derived from real estate operations remained practically constant with an increase of 0.7% amounting to Ch$4,527 million (US$8.6 million) for the first quarter of 2006 compared to Ch$4,497 million (US$8.6 million) for the same period in 2005.

Gross Profit

Gross profit for the first quarter 2006 was Ch$105,032 million (US$199.6 million), equivalent to 27.9% of revenues, representing an increase of 1.7%, compared to Ch$103,263 million (US$196.3 million) equivalent to 27.4% of revenues for the same period in 2005 (an increase of 50bp.). This is explained mainly by the sustained growth in revenues from the financial services division, and by the increase in sales of private label products during the quarter (17.3% of increase in private label sales in the universe of food and mass consumption products which account for 62.0% of total sales from LIDER stores) compared to the first quarter of 2005.

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Selling and administrative expenses for the first quarter 2006 totaled Ch$92,906 million (US$176.6 million), representing a 6.0% increase as compared to Ch$87,636 million (US$166.6 million) for the same period in 2005. As a percentage of net revenues, selling and administrative expenses increased by 140bp., representing 24.7% of revenues for this period of 2006 compared to 23.3% of revenues in the same period of 2005. The 6.0% increase in expenses is principally due to increased operating costs from new stores (9 openings).

Selling and Administrative Expenses

Selling and administrative expenses related to the financial services operations for the first quarter 2006 totaled Ch$15,696 million (US$29.8 million), presenting an increase of 39.5%compared to Ch$11,251 million (US$21.4 million) for the same period in 2005, explained by the increase in outstanding receivables and revenues at the financial division.

Operating income for the first quarter 2006 was Ch$12,126 million (US$23.0 million), representing a decrease of 22.4% as compared to operating profit of Ch$15,627 million (US$29.7 million) for the first quarter 2005. This decrease is explained by the fact that revenues remained constant as a result of negative same store sales not fully offset by sales from new stores, while total operating expenses present an increase due to the incorporation of these new stores. Consequently, operating margin during the first quarter of 2006 shows a 90bp. reduction, representing 3.2% of revenues compared to operating margin of 4.1% in the same period of 2005.

Operating Income

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

	First Quarter

(in millions of constant Ch$)	2006	2005

Financial income	668	609
Other non-operating income(1)	6	30
Amortization of negative goodwill	—	92
Minority interest	10	—

Total non-operating income	684	731

(1)	“Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

Non-operating Income

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Non-operating Expense

	First Quarter

(in millions of constant Ch$)	2006	2005

Financial expense	5.080	4.241
Other non-operating expense(1)	341	161
Minority interest	13
Amortization of goodwill	600	513

Total non-operating expenses	6.021	4.928

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the first quarter 2006 was Ch$6,021 million (US$11.4 million), representing an increase of 22.5% compared to non operating expense of Ch$4,928 million (US$9.4 million) for the same period in 2005. This increase during 2006 is mainly due to the 19.8% increase in financial expenses, from Ch$4,241 million (US$8.1 million) in the first quarter of 2005 to Ch$5,080 million (US$9.7 million) in the same period 2006, explained by the Company’s higher indebtedness and higher interest rates on debt.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net price level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$550 million (US$1.0 million) for the first quarter 2006, as compared to a net gain of Ch$139 million (US$0.3 million) for the same period in 2005.

Income Taxes

Income tax charges for the first quarter 2006, including current and deferred taxes, are 24.3% lower than in the same period of 2005, amounting to a charge Ch$1,081 million (US$2.1 million), compared to Ch$1,429 million (US$2.7 million) in 2005. The effective tax rate during the quarter was 16.9%.

Net Income

Net profit for the first quarter 2006 was Ch$5,319 million (US$10.1 million), representing a decrease of 46.1% as compared to net profit of Ch$9,863 million (US$18.7 million) in the same period of 2005. Net income margin was 1.4% in the first quarter 2006, representing a decrease of 120 bp. compared to a net margin of 2.6% in the same period of 2005. This decrease is mainly explained by the drop in same store sales not fully offset by sales from new stores, along with an increase in operating expenses due to the addition of new stores, resulting in a deterioration of operating profit, together with an increase in financial expenses at the non-operating level.

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Financial Services

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	First Quarter

(in millions of constant Ch$)	2006	2005	Change %

Net revenues	18,766	13,546	38.5%
Provisions for doubtful accounts	7,236	5,900	22.6%
Financial expenses	1,875	1,392	34.7%
Other expenses	8,460	5,351	58.1%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	17,571	12,643	58.1%
Operating income	1,195	903	32.3%

Total accounts receivable, end of period	192,181	152,977	25.6%
Allowance for doubtful accounts	19,048	12,449	53.0%
Total accounts receivable net of provisions, end of period	173,133	140,528	23.2%
Number of accounts in good standing	1,519,781	1,341,293	13.3%
Average balance per account (in thousands of constant Ch$)	143.3	114.1	25.6%
Allowance for doubtful accounts/Total gross receivables	10.0%	8.1%	110	bp.
Allowance for doubtful accounts/Total net receivables	11.0%	8.9%	110	bp.

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of March 2006)

	Total Sales							Same Store Sales

	Q1	Q2	Q3	Q4	1H	9M	TOTAL	Q1	Q2	Q3	Q4	1H	9M	TOTAL

Total D&S (LIDER +FARMALIDER)
2006	315,229				315,229	315,229	315,229	300,804				300,804	300,804	300,804
2005	319,245				319,245	319,245	319,245	319,220				319,220	319,220	319,220
%Change YoY	-1.3%				-1.3%	-1.3%	-1.3%	-5.8%				-5.8%	-5.8%	-5.8%
LIDER Express
2006	35,946				35,946	35,946	35,946	32,742				32,742	32,742	32,742
2005	32,575				32,575	32,575	32,575	32,575				32,575	32,575	32,575
%Change YoY	10.3%				10.3%	10.3%	10.3%	0.5%				0.5%	0.5%	0.5%
%D&S 2006	11.4%				11.4%	11.4%	11.4%	10.9%				10.9%	10.9%	10.9%
%D&S 2005	10.2%				10.2%	10.2%	10.2%	10.2%				10.2%	10.2%	10.2%
LIDER Vecino
2006	81,661				81,661	81,661	81,661	77,534				77,534	77,534	77,534
2005	80,326				80,326	80,326	80,326	80,326				80,326	80,326	80,326
%Change YoY	1.7%				1.7%	1.7%	1.7%	-3.5%				-3.5%	-3.5%	-3.5%
%D&S 2006	25.9%				25.9%	25.9%	25.9%	25.8%				25.8%	25.8%	25.8%
%D&S 2005	25.5%				25.2%	25.2%	25.2%	26.7%				25.2%	25.2%	25.2%
LIDER
2006	189,391				189,391	189,391	189,391	183,240				183,240	183,240	183,240
2005	204,001				204,001	204,001	204,001	198,519				198,519	198,519	198,519
%Change YoY	-7.2%				-7.2%	-7.2%	-7.2%	-7.7%				-7.7%	-7.7%	-7.7%
%D&S 2006	60.1%				60.1%	60.1%	60.1%	60.9%				60.9%	60.9%	60.9%
%D&S 2005	63.9%				63.9%	63.9%	63.9%	62.2%				62.2%	62.2%	62.2%
GROCERIES
2006	143,165				143,165	143,165	143,165	137,787				137,787	137,787	137,787
2005	150,326				150,326	150,326	150,326	150,326				150,326	150,326	150,326
%Change YoY	-4.8%				-4.8%	-4.8%	-4.8%	-8.3%				-8.3%	-8.3%	-8.3%
%D&S 2006	45.4%				45.4%	45.4%	45.4%	45.8%				45.8%	45.8%	45.8%
%D&S 2005	47.1%				47.1%	47.1%	47.1%	47.1%				47.1%	47.1%	47.1%
PERISHABLES
2006	107,937				107,937	107,937	107,937	102,873				102,873	102,873	102,873
2005	102,464				102,464	102,464	102,464	102,438				102,438	102,438	102,438
%Change YoY	5.3%				5.3%	5.3%	5.3%	0.4%				0.4%	0.4%	0.4%
%D&S 2006	34.2%				34.2%	34.2%	34.2%	34.2%				34.2%	34.2%	34.2%
%D&S 2005	32.1%				32.1%	32.1%	32.1%	32.1%				32.1%	32.1%	32.1%
NON-FOOD (including pharmacy)
2006	64,127				64,127	64,127	64,127	60,144				60,144	60,144	60,144
2005	66,455				66,455	66,455	66,455	66,455				66,455	66,455	66,455
%Change YoY	-3.5%				-3.5%	-3.5%	-3.5%	-9.5%				-9.5%	-9.5%	-9.5%
%D&S 2006	20.3%				20.3%	20.3%	20.3%	20.0%				20.0%	20.0%	20.0%
%D&S 2005	20.8%				20.8%	20.8%	20.8%	20.8%				20.8%	20.8%	20.8%
SAME STORE SALES v/s TOTAL SALES
Total Sales	315,229				315,229	315,229	315,229
SSS	300,804				300,804	300,804	300,804
Non SSS	14,425				14,425	14,425	14,425
% Sales SSS	95.4%				95.4%	95.4%	95.4%
% Sales Non SSS	4.6%				4.6%	4.6%	4.6%
Total Sales	315,229				315,229	315,229	315,229

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Sales Area

	2004 IIQ	2004 IIIQ	2004 IVQ-Adj.	2005 IQ	2005 IIQ	2005 IIIQ	2005 IVQ	2006 IQ	2006 IIQ

Supermarkets
Lider Express (Ekono + Almac)
m2 sales area	36,247	32,708	32,607	32,607	32,607	33,182	35,833	35,833	36,313
Number of stores	25	23	23	23	23	24	27	27	28
New stores in quarter	0	-2	0	0	0	1	3	0	0
Additional square meters	0	-3,539	-101	0	0	575	2,651	0	480
Average m2 sales area/store	1,450	1,422	1,418	1,418	1,418	1,383	1,327	1,327	1,297

Hypermarkets
Lider Vecino
m2 sales area	78,520	86,573	93,485	93,485	97,160	97,160	101,127	105,327	105,327
Number of stores	20	22	24	24	25	25	26	27	27
New stores in quarter	0	2	2	2	1	0	1	1	0
Additional square meters	0	8,053	6,912	0	3,675	0	3,967	4,200	0
Average m2 sales area/store	3,926	3,935	3,895	3,895	3,886	3,886	3,890	3,901	3,901
Lider
m2 sales area	268,075	268,075	278,375	278,375	278,375	278,375	289,166	295,025	295,025
Number of stores	29	29	31	31	31	31	32	33	33
New stores in quarter	-1	0	2	0	0	0	1	1	0
Additional square meters	-10,791	0	10,300	0	0	0	10,791	5,859	0
Average m2 sales area/store	9,244	9,244	8,980	8,980	8,980	8,980	9,036	8,940	8,940
Hypermarkets: Lider+Lider Vecino
m2 sales area	346,595	354,648	371,860	371,860	375,535	375,535	390,293	400,352	400,352
Number of stores	49	51	55	55	56	56	58	60	60
New stores in quarter	-1	2	4	4	1	0	2	2	0
Additional square meters	-10,791	8,053	17,212	0	3,675	0	14,758	5,859	5,859
Average m2 sales area/store	7,073	6,954	6,761	6,761	6,706	6,706	6,729	6,673	6,673

Company Total
Total m2 sales area	382,842	387,356	404,467	404,467	408,142	408,717	426,126	436,185	436,665
Total stores	74	74	78	78	79	80	85	87	88
Average m2 sales area/store	5,174	5,235	5,185	5,185	5,166	5,109	5,013	5,014	4,962

Distribución y Servicio D&S S.A
I Quarter 2006 Results

Changes in Sales Area

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2005
Talagante (Metrop. Region)	LIDER Vecino - New	3,675	May-27-2005-IIQ	Owned
Arica (I Region)	LIDER Express-New	575	Aug 30-2005-IIIQ	Leased
Temuco Padre Las Casas (IX Region)	LIDER Express-New	534	Oct 19-2005-IVQ	Leased
Ovalle (IV Región)	LIDER Vecino-New	3,967	Nov 24-2005-IVQ	Owned
Puerto Varas (X Region)	LIDER Express-New	1,500	Nov 30-2005-IVQ	Leased
Punta Arenas (XII Region)	LIDER Express-New	618	Dec 24-2005-IVQ	Leased
Velázquez (Metrop. Region)	LIDER (Ex-Carrefour)-Re-opened	10,791	Dec 2-2005-IVQ	Owned

		17,410
2006
Copiapó (III Region)	LIDER - New	5,859	Jan 27-2006-IQ	Owned
Linares (VII Region)	LIDER Vecino-New	4,200	Mar 31-2006-IQ	Owned

		10,059
Temuco Centro (IX Region)	LIDER Express - New	480	Apr 5-2006-IIQ	Leased
Huérfanos (Metrop Region)	LIDER Express - New	1,039	Apr 18-2006-IIQ	Leased

Distribución y Servicio D&S S.A I Quarter 2006 Results

Geographic Distribution of D&S Stores

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	-	1	1	1	1	2
Iquique	-	1	1	-	-	1
I Region	-	2	2	1	1	3
Antofagasta	1	-	1	-	-	1
Calama	1	-	1	2	2	3
II Region	2	-	2	2	2	4
Copiapo	1		1	1	1	1
III Region	1	-	1	1	1	1
La Serena	1	-	1	-	-	1
Coquimbo		1	1	-	-	1
Ovalle		1				1
IV Region	1	2	3	-	-	3
Calera	-	-	-	1	1	1
Quilpue	1	-	1	1	1	2
Quillota	-	1	1	-	-	1
Viña Del Mar	1	-	1	2	2	3
Valparaiso	-	1	1	-	-	1
V Region	2	2	4	4	4	8
Cerrillos	2	-	2	-	-	2
El Bosque	-	1	1	-	-	1
Est Central	1	-	1	-	-	1
Huechuraba	1	-	1	-	-	1
Independencia	-	1	1	-	-	1
La Florida	3	1	4	-	-	4
La Reina	1	-	1	-	-	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	-	-	2
Macul	1	-	1	-	-	1
Maipu	3	-	3	2	2	5
Ñuñoa	-	2	2	2	2	4
Providencia	-	-	-	5	5	5
Peñalolen	1	-	1	-	-	1
Puente Alto	2	-	2	-	-	2
Quilicura	1	-	1	-	-	1
Quinta Normal	-	1	1	-	-	1
Recoleta	-	1	1	-	-	1
San Bernardo	-	1	1	-	-	1
San Miguel	1	-	1	1	1	2
San Ramon	-	1	1	-	-	1
Talagante	-	1	1	-	-	1
Vitacura	1	-	1	1	1	2
Metropolitan Region Xiii	20	14	34	15	15	49
Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	-	1	1	1	1	2
Curico		1	1	-	-	1
Linares		1	1			1
VII Region	-	3	3	1	1	4
Los Angeles	-	1	1	-	-	1
Concepcion	2	-	2			2
VIII Region	2	1	3			3
Temuco	1	1	2	1	1	3
IX Region	1	1	2	1	1	3
Valdivia	1	-	1	-	-	1
Osorno	-	1	1	-	-	1
Puerto Montt	1	-	1	-	-	1
Puerto Varas				1	1	1
X Region	2	1	3	1	1	4
Punta Arenas	1	-	1	1	1	2
XII Region	1	-	1	1	1	2

Company Total	33	27	60	27	27	87

Distribución y Servicio D&S S.A I Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

	January-March 2006		January-March 2005		Change 2006 / 2005

	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	376,279,285	100.00%	376,613,801	100.00%	-0.09%
Gross Income	105,032,342	27.91%	103,262,985	27.42%	1.71%
Selling and Administrative Expenses	92,906,162	24.69%	87,636,447	23.27%	6.01%
Operating Income	12,126,180	3.22%	15,626,538	4.15%	-22.40%
Financial Expenses	5,080,199	1.35%	4,240,845	1.13%	19.79%
Non Operating Income	(5,735,583)	-1.52%	(4,413,412)	-1.17%	29.96%
R.A.I.I.D.A.I.E.	24,613,628	6.54%	28,685,842	7.62%	-14.20%
Net Income	5,319,329	1.41%	9,862,685	2.62%	-46.07%
Initial Net Worth	486,840,448		475,280,540		2.43%
Net Income/ Initial Shareholders’ Equity	4.37%		8.30%

Condensed Balance Sheets

	03.31.2006 Th Ch$	03.31.2005 Th Ch$	% Change 2006 / 2005

Current Assets	379,026,723	402,064,893	-5.73%
Fixed Assets	606,331,554	609,937,632	-0.59%
Operating Assets	985,358,277	1,012,002,524	-2.63%
Other Assets	116,688,276	64,343,024	81.35%
Total Assets	1,102,046,553	1,076,345,549	2.39%
Current Liabilities	487,105,018	354,658,946	37.34%
Long Term Libilities	122,785,603	236,624,767	-48.11%
Total Debt	609,890,621	591,283,713	3.15%
Minority Interest	13,794	19,843	-30.48%
Net Worth	492,142,138	485,041,993	1.46%
Total Liabilities	1,102,046,553	1,076,345,549	2.39%

Financial Ratios

		03.31.2006 Th Ch$	03.31.2005 Th Ch$	% Change 2006/ 2005

Total Debt	M$	609,890,621	591,283,713	3.15%
Financial Debt	M$	374,999,009	365,904,455	2.49%
Liquidity Ratio	times	0.78	1.13
Acid Ratio	times	0.49	0.76
Total Debt/Total Assets	times	0.55	0.55
Total Debt/Shareholders’ Equity	times	1.24	1.22
Financial Debt/Shareholders’ Equity	times	0.76	0.75
Interest Expenses Coverage	times	4.99	6.83
Short Term Liabilities	%	80%	60%
Long Term Liabilities	%	20%	40%

Distribución y Servicio D&S S.A I Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		03.31.2006	03.31.2005

Inventory Turnover	Times	8.0	8.9
Days of Inventory	Days	45.5	41.1

Profitability Ratios

		03.31.2006	03.31.2005

Return over Shareholders’ Equity	%	1.09%	2.08%
Return over Assets	%	0.48%	0.92%
Return over Operational Assets	%	0.54%	0.97%
Earnings per Share		$0.82	1.51
Return of Dividends	%	2.41%	4.12%

Distribución y Servicio D&S S.A I Quarter 2006 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	27.9
2005	27.4	28.3	27.3	28.6
2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	21.1
2005	19.7	20.2	21.1	19.0
2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1

EBITDA (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	6.7
2005	7.7	8.1	6.2	9.5
2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	3.2
2005	4.1	4.7	2.9	6.4
2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9

Distribución y Servicio D&S S.A I Quarter 2006 Results

Quarterly Evolution 2005-2006

Consolidated Results

In Ch$ Millions Currency of March 2006	I Q 2005 Ch$Mill.	% of revenues	% Change YoY	II Q 2005 Ch$Mill.	% of revenues	% Change YoY	III Q 2005 Ch$Mill.	% of revenues	% Change YoY

Sales	319,363	84.8%	5.3%	326,040	84.6%	4.3%	333,813	85.1%	7.2%
Other Income	57,251	15.2%	22.4%	59,525	15.4%	29.3%	58,457	14.9%	20.3%
Net revenues	376,614	100.0%	7.6%	385,565	100.0%	7.5%	392,270	100.0%	9.0%
Cost of sales	273,351	72.6%	0.5%	276,272	71.7%	-0.8%	284,186	72.4%	2.0%
Gross Income / Margin	103,263	27.4%	32.5%	109,293	28.3%	36.4%	108,085	27.6%	32.9%
Recurring Operating Expenses	74,303	19.7%	28.9%	77,797	20.2%	26.8%	83,485	21.3%	19.1%
Start-up Expenses	5	0.0%	-99.3%	205	0.1%	38.7%	30	0.0%	-92.5%
Total Operating Expenses (SG&A)	74,308	19.7%	27.4%	78,002	20.2%	26.8%	83,514	21.3%	18.5%
EBITDA	28,955	7.7%	47.5%	31,291	8.1%	68.1%	24,570	6.3%	127.1%
Depreciation	13,329	3.5%	10.2%	13,281	3.4%	8.4%	13,246	3.4%	7.8%
Total Operating Expenses	87,636	23.3%	24.4%	91,283	23.7%	23.8%	96,761	24.7%	16.9%
Operating Income	15,627	4.1%	107.2%	18,010	4.7%	183.0%	11,324	2.9%	-870.3%
Financial Expenses	(4,241)	-1.1%	-16.7%	(5,292)	-1.4%	9.7%	(5,076)	-1.3%	10.4%
Other Non-operating Income (Expenses)	(34)	0.0%	-91.7%	544	0.1%	-324.3%	177	0.0%	-203.5%
Monetary Correction	(139)	0.0%	-89.3%	(172)	0.0%	-115.4%	(921)	-0.2%	-149.0%
Non-Operating Income	(4,413)	-1.2%	-35.1%	(4,920)	-1.3%	24.6%	(5,820)	-1.5%	101.3%
Income before Tax	11,213	3.0%	1405.0%	13,090	3.4%	441.9%	5,504	1.4%	-226.2%
Income Tax	(1,429)	-0.4%	120.2%	(2,770)	-0.7%	-3356.9%	(1,226)	-0.3%	-301.9%
Minority Interest	(13)	0.0%	-208.5%	16	0.0%	-30.5%	24	0.0%	-63.3%
Income	9,771	2.6%	8938.5%	10,336	2.7%	309.6%	4,303	1.1%	-216.7%
Amortization of Goodwill	92	0.0%	0.0%	91	0.0%	0.0%	92	0.0%	0.0%
Net Income	9,863	2.6%	4839.6%	10,427	2.7%	298.8%	4,394	1.1%	-222.2%

In Ch$ Millions Currency of March 2006	IV Q 2005 Ch$Mill.	% of revenues	% Change YoY	I Q 2006 Ch$Mill.	% of revenues	% Change YoY

Sales	319,363	368,671	83.9%	1.7%	314,619	83.6%	-1.5%
Other Income	57,251	70,851	16.1%	25.3%	61,661	16.4%	7.7%
Net revenues	376,614	439,522	100.0%	4.9%	376,279	100.0%	-0.1%
Cost of sales	273,351	313,864	71.4%	-0.4%	271,247	72.1%	-0.8%
Gross Income / Margin	103,263	125,658	28.6%	20.7%	105,032	27.9%	1.7%
Recurring Operating Expenses	74,303	83,585	19.0%	6.5%	79,322	21.1%	6.8%
Start-up Expenses	5	384	0.1%	-69.5%	373	0.1%	7367.3%
Total Operating Expenses (SG&A)	74,308	83,969	19.1%	5.3%	79,696	21.2%	7.3%
EBITDA	28,955	41,689	9.5%	71.2%	25,337	6.7%	-12.5%
Depreciation	13,329	13,353	3.0%	6.1%	13,211	3.5%	-0.9%
Total Operating Expenses	87,636	97,322	22.1%	5.4%	92,906	24.7%	6.0%
Operating Income	15,627	28,336	6.4%	140.7%	12,126	3.2%	-22.4%
Financial Expenses	(4,241)	(5,423)	-1.2%	13.1%	(5,080)	-1.4%	19.8%
Other Non-operating Income (Expenses)	(34)	(10,879)	-2.5%	7735.6%	(105)	0.0%	211.0%
Monetary Correction	(139)	(423)	-0.1%	-188.0%	(550)	-0.1%	296.5%
Non-Operating Income	(4,413)	(16,725)	-3.8%	275.5%	(5,736)	-1.5%	30.0%
Income before Tax	11,213	11,611	2.6%	58.7%	6,391	1.7%	-43.0%
Income Tax	(1,429)	1,506	0.3%	-228.5%	(1,081)	-0.3%	-24.3%
Minority Interest	(13)	(25)	0.0%	-182.9%	10	0.0%	-175.6%
Income	9,771	13,093	3.0%	112.0%	5,319	1.4%	-45.6%
Amortization of Goodwill	92	91	0.0%	0.0%	0	0.0%	-100.0%
Net Income	9,863	13,184	3.0%	110.4%	5,319	1.4%	-46.1%

Distribución y Servicio D&S S.A I Quarter 2006 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of Dec. 2005	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY	2002 Ch$ Millions	% of revenues	% Change YoY

Sales	825,498	90.6%	-6.5%	904,231	89.9%	9.5%	994,419	88.7%	10.0%
Other Income	85,742	9.4%	2.9%	101,243	10.1%	18.1%	126,463	11.3%	24.9%
Net revenues	911,240	100.0%	-5.6%	1,005,474	100.0%	10.3%	1,120,881	100.0%	11.5%
Cost of sales	712,949	78.2%	-6.6%	779,127	77.5%	9.3%	865,052	77.2%	11.0%
Gross Income / Margin	198,291	21.8%	-1.9%	226,347	22.5%	14.1%	255,829	22.8%	13.0%
Recurring Operating Expenses	113,679	12.5%	-14.5%	130,482	13.0%	14.8%	169,216	15.1%	29.7%
Start-up Expenses	1,523	0.2%	664.1%	2,766	0.3%	81.6%	5,283	0.5%	91.0%
Total Operating Expenses (SG&A)	115,201	12.6%	-13.5%	133,248	13.3%	15.7%	174,499	15.6%	31.0%
EBITDA	83,090	9.1%	20.3%	93,099	9.3%	12.0%	81,331	7.3%	-12.6%
Depreciation	31,424	3.4%	-15.2%	33,160	3.3%	5.5%	36,161	3.2%	9.0%
Total Operating Expenses	146,626	16.1%	-13.8%	166,408	16.6%	13.5%	210,660	18.8%	26.6%
Operating Income	51,666	5.7%	61.4%	59,939	6.0%	16.0%	45,170	4.0%	-24.6%
Financial Expenses	-16,656	-1.8%	-21.7%	-13,528	-1.3%	-18.8%	-14,316	-1.3%	5.8%
Other Non-operating Income (Expenses)	383	0.0%	-102.2%	-1,286	-0.1%	-436.2%	-6,565	-0.6%	410.3%
Monetary Correction	710	0.1%	-142.3%	6,098	0.6%	758.8%	5,808	0.5%	-4.8%
Non-Operating Income	-15,564	-1.7%	-61.2%	-8,716	-0.9%	-44.0%	-15,073	-1.3%	72.9%
Income before Tax	36,102	4.0%	-548.4%	51,223	5.1%	41.9%	30,097	2.7%	-41.2%
Income Tax	-3,756	-0.4%	47.5%	-8,058	-0.8%	114.6%	-4,980	-0.4%	-38.2%
Minority Interest	-111	0.0%	181.6%	-181	0.0%	62.7%	-66	0.0%	-63.3%
Income	32,235	3.5%	-403.0%	42,984	4.3%	33.3%	25,051	2.2%	-41.7%
Amortization of Goodwill	366	0.0%	0.0%	372	0.0%	1.6%	374	0.0%	0.5%
Net Income	32,601	3.6%	-417.4%	43,356	4.3%	33.0%	25,425	2.3%	-41.4%

In Ch$ Millions Currency of Dec. 2005	2003 Ch$ Millions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY	2005 Ch$ Millions	% of revenues	% Change YoY

Sales	1,083,757	88.0%	9.0%	1,289,855	86.7%	19.0%	1,347,887	84.6%	4.5%
Other Income	147,527	12.0%	16.7%	197,986	13.3%	34.2%	246,084	15.4%	24.3%
Net revenues	1,231,285	100.0%	9.8%	1,487,841	100.0%	20.8%	1,593,970	100.0%	7.1%
Cost of sales	954,024	77.5%	10.3%	1,144,358	76.9%	20.0%	1,147,672	72.0%	0.3%
Gross Income / Margin	277,261	22.5%	8.4%	343,483	23.1%	23.9%	446,298	28.0%	29.9%
Recurring Operating Expenses	184,093	15.0%	8.8%	267,581	18.0%	45.4%	319,170	20.0%	19.3%
Start-up Expenses	5,508	0.4%	4.3%	2,479	0.2%	-55.0%	623	0.0%	-74.9%
Total Operating Expenses (SG&A)	189,601	15.4%	8.7%	270,060	18.2%	42.4%	319,793	20.1%	18.4%
EBITDA	87,660	7.1%	7.8%	73,423	4.9%	-16.2%	126,505	7.9%	72.3%
Depreciation	39,762	3.2%	10.0%	49,217	3.3%	23.8%	53,208	3.3%	8.1%
Total Operating Expenses	229,363	18.6%	8.9%	319,277	21.5%	39.2%	373,002	23.4%	16.8%
Operating Income	47,898	3.9%	6.0%	24,206	1.6%	-49.5%	73,296	4.6%	202.8%
Financial Expenses	-17,371	-1.4%	21.3%	-19,310	-1.3%	11.2%	-20,031	-1.3%	3.7%
Other Non-operating Income (Expenses)	-1,007	-0.1%	-84.7%	-962	-0.1%	-4.4%	-10,192	-0.6%	959.5%
Monetary Correction	-923	-0.1%	-115.9%	2,183	0.1%	-336.5%	-1,654	-0.1%	-175.8%
Non-Operating Income	-19,301	-1.6%	28.0%	-18,089	-1.2%	-6.3%	-31,877	-2.0%	76.2%
Income before Tax	28,598	2.3%	-5.0%	6,117	0.4%	-78.6%	41,419	2.6%	577.1%
Income Tax	-6,884	-0.6%	38.3%	-1,129	-0.1%	-83.6%	-3,919	-0.2%	247.0%
Minority Interest	-45	0.0%	-31.8%	131	0.0%	-390.5%	2	0.0%	-98.7%
Income	21,668	1.8%	-13.5%	5,119	0.3%	-76.4%	37,502	2.4%	632.6%
Amortization of Goodwill	374	0.0%	0.0%	366	0.0%	-2.0%	366	0.0%	0.0%
Net Income	22,042	1.8%	-13.3%	5,485	0.4%	-75.1%	37,868	2.4%	590.4%

Distribución y Servicio D&S S.A I Quarter 2006 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of March 2006 Type of Balance Statement: Consolidated	Current to 03/31/ 2006	Prior to 03/31/ 2005	% Change

Total Current Assets	379,026,723	402,064,893	-5.7%
Cash and cash equivalents	6,549,414	10,013,175	-34.6%
Time deposits
Marketable securities (net)	43,705,458	56,946,877	-23.3%
Sales debtors (net)	125,525,394	142,391,221	-11.8%
Notes receivable (net)	945,596	1,192,660	-20.7%
Sundry debtors (net)	34,861,658	36,887,613	-5.5%
Documents and accounts receivable from related companies	1,533,725	1,545,206	-0.7%
Inventories (net)	138,699,881	131,508,650	5.5%
Refundable taxes	12,206,390	12,857,466	-5.1%
Prepaid expenses	10,490,255	4,189,459	150.4%
Deferred taxes	3,862,448	3,809,182	1.4%
Other current assets	646,504	723,384	-10.6%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	606,331,554	609,937,632	-0.6%
Land	174,028,463	172,343,907	1.0%
Buildings and infrastructure	483,411,377	478,027,505	1.1%
Machinery and equipment	181,081,112	169,888,494	6.6%
Other fixed assets	84,930,358	76,902,859	10.4%
Reserve for techinical revaluation of fixed assets	4,227,666	4,320,423	-2.1%
Depreciation (minus)	(321,347,422)	(291,545,556)	10.2%
Total Other Assets	116,688,276	64,343,024	81.4%
Investment in related companies	7,245,954	1,968,263	268.1%
Investment in other companies	74,730	74,714	0.0%
Goodwill	37,057,615	32,285,929	14.8%
Negative goodwill (minus)		(274,652)	-100.0%
Long-term debtors	55,661,723	17,525,950	217.6%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	9,379,772	6,211,718	51.0%
Intangibles
Amortization (minus)
Others	7,268,482	6,551,102	11.0%
Long-term leasing contracts (net)

Total Assets	1,102,046,553	1,076,345,549	2.4%

Distribución y Servicio D&S S.A I Quarter 2006 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of March 2006 Type of Balance Statement: Consolidated	Current to 03/31/ 2006	Prior to 03/31/ 2005	% Change

Total Current Liabilities	487,105,018	354,658,946	37.3%
Debt with banks and financial institutions - short term	96,459,762	41,618,396	131.8%
Debt with banks and financial institutions - long term portion	29,286,474	18,723,933	56.4%
Obligations with public (notes)	58,499,426	60,537,992	-3.4%
Obligations with public - short term portion (bonds)	71,787,691	7,804,380	819.8%
Long term debt with maturity within a year	4,349,882	6,127,057	-29.0%
Dividends to be paid
Accounts payable	186,155,445	185,272,549	0.5%
Documents payable
Sundry creditors	7,996,296	5,999,843	33.3%
Documents and accounts payable to suppliers	9,165,124	9,610,630	-4.6%
Accruals	17,264,901	13,990,680	23.4%
Witholdings	4,807,110	4,840,908	-0.7%
Income tax
Income received in advance	1,283,463	36,159	3449.5%
Deferred taxes
Other current assets	49,444	96,419	-48.7%
Total Long Term Liabilities	122,785,603	236,624,767	-48.1%
Debt with banks and financial institutions	45,848,792	89,742,253	-48.9%
Obligations with public - long term (bonds)	67,911,465	135,930,126	-50.0%
Documents payable - long term		199,163	-100.0%
Sundry creditors - long term	855,517	5,221,154	-83.6%
Notes & accounts payable to related companies
Accruals	6,354,353	5,181,449	22.6%
Deferred taxes - long term
Other long term liabilities	1,815,476	350,622	417.8%
Minority Interest	13,794	19,843	-30.5%
Shareholders’ Equity	492,142,138	485,041,993	1.5%
Capital paid	392,452,496	394,346,572	-0.5%
Capital revaluation reserve	(1,177,357)	(3,154,773)	-62.7%
Additional paid-in capital
Other reserves	(1,238,237)	(1,217,392)	1.7%
Retained earnings	102,105,236	95,067,586	7.4%
Reserve for future dividends
Accrued income	96,803,547	96,170,948	0.7%
Accrued loss (minus)
Income (loss) for the period	5,319,329	9,862,685	-46.1%
Provisory dividends (minus)		(10,966,047)	-100.0%
Accrued deficit development period	(17,640)

Total Liabilities	1,102,046,553	1,076,345,549	2.4%

Distribución y Servicio D&S S.A I Quarter 2006 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of March 2006 Type of Balance Statement: Consolidated	Current to 03/31/ 2006	Prior to 03/31/ 2005	% Change

Operating Income	12,126,180	15,626,538	-22.4%
Gross Margin	105,032,342	103,262,985	1.7%
Net revenues	376,279,285	376,613,801	-0.1%
Cost of sales (minus)	(271,246,943)	(273,350,816)	-0.8%
Selling and administrative expenses (minus)	(92,906,162)	(87,636,447)	6.0%
Non-operating Income	(5,735,583)	(4,413,412)	30.0%
Financial/interest income	667,765	609,475	9.6%
Income from investment in related companies	257,505	91,555	181.3%
Other non-operating income	5,722	4,791	19.4%
Loss from investment in related companies (minus)	(95,018)	(66,132)	43.7%
Amortization of goodwill (minus)	(600,023)	(512,844)	17.0%
Financial expenses (minus)	(5,080,199)	(4,240,845)	19.8%
Other non-operating expenses (minus)	(341,149)	(160,667)	112.3%
Monetary correction	(67,055)	112,778	-159.5%
Currency exchange differences	(483,131)	(251,523)	92.1%
Income Before Income Taxes and Extraordinary Items	6,390,597	11,213,126	-43.0%
Income Tax	(1,081,187)	(1,428,879)	-24.3%
Extraordinary Items
Net Income (Loss) Before Minority Interest	5,309,410	9,784,247	-45.7%
Minority Interest	9,919	(13,113)	-175.6%
Net Income (LOSS)	5,319,329	9,771,134	-45.6%
Amortization of negative goodwill		91,551	-100.0%

Net Income (Loss) for the Period	5,319,329	9,862,685	-46.1%

Distribución y Servicio D&S S.A I Quarter 2006 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of March 2006 Type of Balance Statement: Consolidated	Current to 03/31/ 2006	Prior to 03/31/ 2005	% Change

Net Cash Flows from Operating Activities	(24,745,850)	(23,772,914)	4.1%
Income (loss) for the period	5,319,329	9,862,685	-46.1%
Income on sale of fixed assets	5,624
(Gain) Loss on sale of fixed assets	5,624
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	14,414,439	14,011,777	2.9%
Depreciation for the period	13,210,574	13,328,501	-0.9%
Amortization of intangibles
Writeoffs and provisions
Gain from investment in related companies (minus)	(257,505)	(91,555)	181.3%
Loss from investment in related companies	95,018	66,132	43.7%
Amortization of goodwill	600,023	512,844	17.0%
Amortization of negative goodwill (minus)		(91,551)	-100.0%
Net monetary correction	67,055	(112,778)	-159.5%
Net currency exchange difference	483,131	251,523	92.1%
Other credits to income statement which do not represent cash flows
Other charges to income statement which do not represent cash flows	216,143	148,661	45.4%
Changes in assets affecting cash flows (increase) decrease	(7,977,822)	(22,076,507)	-63.9%
Sales debtors	4,727,173	(12,551,010)	-137.7%
Inventories	(6,675,359)	(8,989,358)	-25.7%
Other assets	(6,029,636)	(536,139)	1024.6%
Changes in liabilities affecting cash flows (increase) decrease	(36,497,501)	(25,583,982)	42.7%
Accounts payable related to the operation	(34,741,968)	(23,016,699)	50.9%
Interest payable	1,727,621	2,283,708	-24.4%
Income tax payable (net)	(469,352)	(624,571)	-24.9%
Other accounts payable related to results other than operation	(871,024)	(2,801,498)	-68.9%
VAT and other similar taxes payable (net)	(2,142,778)	(1,424,922)	50.4%
Gain (loss) in minority interest	(9,919)	13,113	-175.6%
Net Cash Flows from Financing Activities	28,732,021	12,508,524	129.7%
Proceeds from issuance of common stock
Proceeds from loans	54,259,825	35,490,933	52.9%
Bonds	22,613,023	12,509,796	80.8%
Proceeds from loans from related companies
Proceeds from other loans from related companies	2,982,419
Other sources of financing
Payment of dividends (minus)	(13,000,880)
Withdrawals of capital (minus)
Repayment of loans (minus)	(15,515,729)	(18,800,365)	-17.5%
Repayment of bonds (minus)	(22,584,000)	(12,518,025)	80.4%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)		(4,161,298)	-100.0%
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(22,637)	(12,517)	80.9%
Other expenses related to financing activities (minus)
Net Cash Flows from Investing Activities	(17,257,012)	(10,058,152)	71.6%
Proceeds from sale of property, plant and equipment	23,867
Proceeds from sale of long-term investments
Proceeds from sale of other investments
Decrease in loans to related companies
Decrease in other loans to related companies
Other proceeds from investment
Purchases of property, plant and equipment	(16,547,506)	(9,296,838)	78.0%
Payment of capitalized interest (minus)		(243,767)	-100.0%
Long-term investments (minus)
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)	(539)	(4,390)	-87.7%
Other expenses from investing activities (minus)	(732,834)	(513,157)	42.8%
Net Cash Flows for The Period	(13,270,841)	(21,322,542)	-37.8%
Effect of Inflation on Cash and Cash Equivalents	457,904	2,130,812	-78.5%
Net Increase (Decrease) on Cash and Cash Equivalents	(12,812,937)	(19,191,730)	-33.2%
Cash and Cash Equivalents at Beginning of Year	60,926,351	84,183,868	-27.6%
Cash and Cash Equivalents at End of Year	48,113,414	64,992,138	-26.0%

Distribución y Servicio D&S S.A I Quarter 2006 Results

Notes

Distribución y Servicio D&S S.A I Quarter 2006 Results

Notes

Distribución y Servicio D&S S.A I Quarter 2006 Results

Notes

Por un Chile Líder

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges: D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: May 2, 2006